UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                            SEC File Number  0-24590
                                               CUSIP Number
(Check One):
[X ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form N-SAR

        For the Period Ended:   August 31, 1997
        [  ]  Transition Report on Form 10-K
        [  ]  Transition Report on Form 20-F
        [  ]  Transition Report on Form 11-K
        [  ]  Transition Report on Form 10-Q
        [  ]  Transition Report on Form N-SAR
        For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I - REGISTRANT INFORMATION

SDT Holding Corporation
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Full Name of Registrant

______________________________________________________________________________
Former Name if Applicable

1 Stoke Road,
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Address of Principal Executive Office (Street and Number)

Guildford, Surrey, England  GU1 4HW
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company's auditors require additional time to obtain various confirmations and to complete the audited financial statements. The accountant's statement as required by Rule 12b-25(c) is annexed hereto.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Andrew I. Telsey, Esq.             (303)                 671-8920
     -------------------------       -----------        ----------------------
             (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     answer is no, identify report(s).   [X] Yes  [ X] No
     _________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            SDT Holding Corporation
            -----------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      November 28, 1997             By     s/Bjorn Stiedl
    ---------------------------           ------------------------------------
                                          Bjorn Stiedl, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                    Violations (See 18 U.S.C. 1001).

                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

BDO Stoy Hayward             Willoughby House 439 Richmond Road
Chartered Accountants        Nr Richmond Bridge Middlesex TW1 2HA
                             Telephone +44 (0)181 744 2300
                             Facsimile +44 (0)181 607 9100


Strictly Private and Confidential

The Directors                           27 November 1997
European Business Group (UK) Pl
1 Stoke Road                            Our ref  RAH/G/A/JMM01257
Guildford
Surrey
GU1 4HW




Dear Sirs

SDT Holding Corporation
Form 10-K For Fiscal Year Ended 31 August 1997

We write to formally confirm that we will not be in a position to complete our audit of the consolidated accounts of the group to enable the related filing to be made with the SEC by 30 November
1997.

The principal reason that the deadline of 30 November will not be met is due to the substantial work still required to calculate the tax position of the group at its year end of 31 August 1997.

Yours faithfully



s/BDO Stoy Hayward

BDO Stoy Hayward